Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a-12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

Filed Pursuant to Rule 425

Cautionary Statement

Cautionary Statement Regarding Forward-Looking Information

The information highlighted in this presentation includes selected financial information and should be read in conjunction with our consolidated financial statements and notes and the Cautionary Statements Regarding Forward-Looking Information included in our press release dated February 3, 2005, which is posted on Sprint’s website at http://www.sprint.com/sprint/ir/fn/, as well as our financial statements and notes, the trends and risk factors affecting us and other information provided in our annual, quarterly and current reports, proxy statement, and other filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

This presentation includes “forward-looking statements” within the meaning of securities laws. The statements in this presentation regarding the business outlook and expected performance as well as other statements that are not historical facts are forward-looking statements. The words “estimate,” “project,” “forecast,” “intend,” “expect,” “believe,” “target,” “providing guidance” and similar expressions identify forward-looking statements, which are estimates and projections reflecting management’s judgments based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements speak only as of the date indicated. Sprint is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of any news release or unforeseen events. With respect to these forward-looking statements, Sprint has made assumptions regarding, among other things, customer and network usage, customer growth and retention, pricing, costs to acquire customers and to provide services, the timing of various events and the economic environment.

This presentation contains certain non-GAAP financial measures as well as reconciliations to the most directly comparable GAAP financial measures. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to its forward-looking measures. Definitions of these non-GAAP financial measures are available in the February 3, 2005, Fourth Quarter and Full Year 2004 Investor Update located at http://www.sprint.com/sprint/ir/.

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Safe Harbor

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2004 as such reports may have been amended. This presentation speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION

STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at, 913-794-1126, or from Nextel Investor Relations at, 703-433-4300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement, dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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Sprint Nextel Update

America’s Premier Communications Company

Right Combination, Right Time

Combine two powerful, performing companies

— Strong brands

— Extensive customer relationships

— Culture of innovation

— Industry leadership positions

— Complementary assets, service capabilities

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Right Combination, Right Time

One of three large wireless providers

— Scale to compete

— Scope of coverage

— Spectrum presence

— Network reach

Global IP network

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Right Combination, Right Time

Superior growth characteristics

— Double-digit growth in customer base, revenues and bottom line

— Strong cash production

— 7.3 million combined net additions in 2004

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Leverage Assets to Seize Opportunity

Best of the best

— Processes, people and systems

Hit the ground running at launch

— Customers interact with us as one company

— Go to market as one company

— Combined workforce operating as one company

Effective migration strategies

— Network, service, combined offerings

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Significant Expected Synergies

NPV of Synergies $14 $12 $10 $8 $6 $4 $2 $0

($B)

Capex

Network Ops

SG&A

Revenue

Integration Costs

Total $4.8 $3.0 $4.4 $0.7

($0.8 ) $12.1

Breakdown

Network Ops 23%

SG&A 34%

Capex 37%

Revenue 6%

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Significant Expected Synergies

CapEx Voice and Data Capacity IT, Billing and Other Non-Network

Network Ops Site Rentals Leverage Access and Backhaul Consolidate Facilities Enhance Network Grooming

SG&A Unify Billing and Customer Care Consolidate Functions and Reduce Vendors Volume Cost Benefits Direct Sales and Marketing Efficiencies

Revenue Accelerate Deployment of New Features and Services Improve Customer Retention and Satisfaction Additional Upside of Cross-Selling Long Distance

Network Technology Evolution

iDEN CDMA Voice EV-DO (3G)

Invest in iDEN network until voice traffic can be supported on CDMA network

Maintain iDEN for Push- to-Talk centric customers

Deploy CDMA-iDEN interoperability

Rapid coverage enhancement through use of Nextel sites and spectrum

Complete Phase 1 EV-DO deployment

Complete 100% overlay of EV-DO Rev. A

Launch PTT service on EV-DO Rev. A

2005 2006 2007 2008

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Organization Design

President & Chief Executive Officer

Gary Forsee

Office of the Chairman

Chairman

Tim Donahue

Marketing Officer

Consumer Solutions Officer

Business Solutions Officer

Development Officer

Network Officer

Information Technology Officer

Chief Operating Officer

Len Lauer

Chief Financial Officer

Paul Saleh

Local

Staff Functions

Public Relations

Chief Technology Officer

Barry West

Co-Chief Transition Officers

Steve Nielsen/ Rick Orchard

Chief Strategy Officer

Tom Kelly

General Counsel

Regulatory & Public Affairs

Corporate Human Resources Secretary

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Merger Governance Structure

Executive Steering Committee

SpinCo Program Office

Integration Management Office

Legal/ Regulatory

Human Capital and Communications

Day One Customer Experience

Synergy and Revenue Optimization

Project Management Office (PMO)

Clean Room Admin

Clean Room Functional Work

Corporate Organizational Teams

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Merger Milestones

Accomplishments

Creation of merger governance structure

DOJ: Hart-Scott-Rodino Act

FCC application

FCC consideration DOJ antitrust review

Joint proxy/S-4 filing before SEC

Next level of executive management appointments

State commissions Annual shareholder meetings

Expected merger close: second half of 2005

Local spin-off expected in 2006

1Q 2005

2Q 2005

2H 2005-2006

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2005 Opportunities & Challenges

Compete vigorously Avoid merger distractions Execute on 2005 plans

…continue successful execution

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Sprint Nextel Update

America’s Premier Communications Company

Closing Comments

Gary Forsee

Chairman & CEO

Record of Meeting or Exceeding Commitments

Delivered the numbers Exceeded debt reduction targets Increased financial flexibility Operationalized transformation Positioned Sprint for strategic options

Successful recombination of the tracking stocks Improved relationship with the affiliates Leadership in corporate governance Aggressively aligned businesses to market realities

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Confident in Ability to Execute in 2005

Execute on transformation agenda Widen industry lead in wireless data Expand integrated business solutions Leverage strategic alliances and partnerships Deliver the numbers Seamless launch of Sprint Nextel merger

2005 Investment Community Meeting